Exhibit (a)(2)

FA Email

Subject: CNL Growth Properties Responds to Amended Third-Party Tender Offer

FOR BROKER-DEALER AND RIA USE ONLY.

Dear Financial Advisor:

On Aug. 15, 2016, Everest REIT Investors I, LLC (Everest), filed an unsolicited tender offer with the Securities and Exchange Commission (SEC) to purchase up to 1,100,000 shares of CNL Growth Properties’ common stock from stockholders. On Aug. 30, 2016, Everest decreased their tender offer price from $7.00 to $4.65 per share. The amended tender offer expires at 11:50 p.m. ET on Oct. 4, 2016; however, the offer could be extended by Everest. The amended offer was expected to mail to stockholders on or about Sept. 1, 2016. Our revised 2015 estimated NAV is $6.30 per share.

After careful evaluation, our board of directors continues to recommend that stockholders reject Everest’s tender offer. This recommendation was included in our response filing with the SEC on Aug. 26, 2016, and in the amended filing Sept. 2, 2016. A copy of the Aug. 26, 2016 filing and letters to stockholders, with a copy to advisors, will be mailed on or about Sept. 9, 2016.

Recent Events

•	Stockholders approved the Plan of Dissolution that authorizes us to pursue an orderly liquidation of our remaining assets and final dissolution of CNL Growth Properties. This could take between 12 to 24 months to complete; however, there is no guarantee a liquidity event will occur within this timeframe.

•	On Aug. 25, 2016, we announced a special liquidating distribution in the amount of $2.35 per share to be paid on or about Aug. 30, 2016. This was the first distribution under our Plan of Dissolution and was paid to stockholders of record on Aug. 24, 2016. In addition, we made special distributions that totaled $3.00 per share during 2015.

CNL Growth Properties Distributions to Stockholders
January 2015	$1.30 per share
December 2015	$1.70 per share
August 2016	$2.35 per share
Total Distributions	$5.35 per share

•	Our estimated net asset value (NAV) as of Dec. 31, 2015, was $8.65 per share. After accounting for the special liquidating distribution of $2.35 per share, our board of directors approved a revised 2015 estimated NAV of $6.30 per share.

•	On Aug. 26, 2016, we entered into a purchase and sale agreement to sell the Aura Grand multifamily community and expect to close the sale during the fourth quarter of 2016.

Why Reject the Tender Offer?

The following is a summary of our board of directors’ recommendation and response to the tender offer as outlined in the Schedule 14D-9 filed with the SEC:

•	Our board of directors concluded that the offer is not in the best interests of CNL Growth Properties’ stockholders.

•	Our board of directors believes the offer represents an opportunistic attempt to purchase shares at a low price for their profit, and as a result, deprive stockholders of the potential opportunity to realize the long-term value of their investment in CNL Growth Properties.

•	Everest did not obtain independent valuations or appraisals of our assets.

•	Our board of directors recognizes that CNL Growth Properties expects to accomplish the dissolution and liquidation process within 12 to 24 months and anticipates making cash distributions to stockholders upon the sale of the remaining properties and completion of the Plan of Dissolution. However, there can be no assurance as to the amount or timing of such distributions.

Furthermore, Everest disclosed that distributions made after their offer expires would be assigned to them. Therefore, stockholders choosing to sell their shares will not receive future distributions after Oct. 4, 2016.

Our board of directors acknowledges that there currently is no redemption plan or trading market for our shares, and that the results of our Plan of Dissolution are uncertain and that stockholders may decide to sell their shares based on, among other things their liquidity needs, and all the information available.

Please review the amended Schedule 14D-9/A filed on Sept. 2, 2016 and the original Schedule 14D-9 filed on Aug. 26, 2016. For additional information, please contact your sales representative directly or call CNL Client Services at 866-650-0650, option 2.

FOR BROKER-DEALER AND RIA USE ONLY.

See SEC filing or offering documents for complete details. This information is derived from the issuer’s public filings and does not replace or supersede any information provided therein.

Forward-looking statements are based on current expectations and may be identified by words such as “believes,” “anticipates,” “expects,” “may,” “could” and terms of similar substance, and speak only as of the date made. Actual results could differ materially due to risks and uncertainties that are beyond the Company’s ability to control or accurately predict, including the amount and timing of anticipated future distributions, estimated per share net asset value of the Company’s stock and/or other matters. The Company’s forward-looking statements are not guarantees of future performance. Stockholders and financial advisors should not place undue reliance on forward-looking statements.

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